UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 0- 28952

THE RANK GROUP PLC

(Exact name of registrant as specified in its charter)

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Statesman House, Stafferton Way

Maidenhead, Berkshire SL6 1AY

United Kingdom

+44 1628 504000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Ordinary shares of 10 pence each

(subsequently subdivided and consolidated on March 26, 2007 into ordinary shares of 13 8/9 pence each)

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

Not applicable.

Item 2.  Recent United States Market Activity

Not applicable.

Item 3.  Foreign Listing and Primary Trading Market

A.

The Rank Group Plc (the “Company”) has maintained a listing of its ordinary shares of 10 pence each (subsequently subdivided and consolidated on March 26, 2007 into ordinary shares of 13 8/9 pence each) (the “Ordinary Shares”) on the London Stock Exchange, which is located in the United Kingdom. The London Stock Exchange constitutes the primary trading market for the Ordinary Shares.

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B.

The Ordinary Shares were initially listed on the London Stock Exchange in October 1996 and the Company has maintained a listing of the Ordinary Shares on the London Stock Exchange for at least the 12 months preceding the filing of this Form.

C.	During the 12-month period beginning September 1, 2006 and ending August 31, 2007, 99.84% of trading in the Ordinary Shares occurred through the London Stock Exchange.

Item 4.  Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used by the Company is the period beginning September 1, 2006 and ending August 31, 2007.
B.

During the 12-month period beginning September 1, 2006 and ending August 31, 2007, the average daily trading volume of the Ordinary Shares in the United States was 13,161 and on a worldwide basis was 8,081,857.

C.

During the 12-month period beginning September 1, 2006 and ending August 31, 2007, the average daily trading volume of Ordinary Shares in the United States was 0.16% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis.

D.

With effect on August 31, 2005, the Ordinary Shares were delisted from Nasdaq. During the 12-month period beginning September 1, 2004 and ending August 31, 2005, the average daily trading volume of Ordinary Shares in the United States (whether in their own form or through American depositary shares representing them) was 0.4% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis.

E.

Termination of the American depositary receipt facilities for the Ordinary Shares also took effect on August 31, 2005. Please see Item 4.D for average daily trading volume information on the Ordinary Shares (and the American depositary shares representing them) during the 12-month period beginning September 1, 2004 and ending August 31, 2005.

F.	The Company used Bloomberg as the source of trading volume information for the Ordinary Shares to determine whether it meets the requirements of Rule 12h-6.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

Not applicable.

Item 8.  Prior Form 15 Filers

A.

The Company filed a Form 15 with the Commission on April 6, 2006 to terminate registration of the Ordinary Shares pursuant to Rule 12g-4 and, pursuant to Rule 12h-3, to suspend reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 in respect of the Ordinary Shares.

B.	Please see Items 3 and 4.
C.	Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.rank.com.

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PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Rank Group Plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, The Rank Group Plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

THE RANK GROUP PLC

Dated: September 26, 2007	By:	/s/ Pamela Coles
Name: Pamela Coles
Title: Company Secretary

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